# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 22nd Century Group, Inc., CIK 0001347858
CUSIP: 90137F301
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 321, Farmington Road, Mocksville, North Carolina (NC), 27028
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-258866
Filed by CIK 0001491072

## Reporting persons
- Anson Funds Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 2,432,220; sole dispositive power 0; shared dispositive power 2,432,220; aggregate amount beneficially owned 2,432,220 (4.9% of the class)
  Comment: *SEE INSTRUCTIONS BEFORE FILLING OUT
  **SEE ITEM 4(b).
- Anson Management GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 2,432,220; sole dispositive power 0; shared dispositive power 2,432,220; aggregate amount beneficially owned 2,432,220 (4.9% of the class)
  Comment: *SEE INSTRUCTIONS BEFORE FILLING OUT
  **SEE ITEM 4(b).
- Tony Moore: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,432,220; sole dispositive power 0; shared dispositive power 2,432,220; aggregate amount beneficially owned 2,432,220 (4.9% of the class)
  Comment: *SEE INSTRUCTIONS BEFORE FILLING OUT
  **SEE ITEM 4(b).
- Anson Advisors Inc.: type of reporting person: non-U.S. institution (FI), corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 2,432,220; sole dispositive power 0; shared dispositive power 2,432,220; aggregate amount beneficially owned 2,432,220 (4.9% of the class)
  Comment: *SEE INSTRUCTIONS BEFORE FILLING OUT
  **SEE ITEM 4(b).
- Amin Nathoo: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 2,432,220; sole dispositive power 0; shared dispositive power 2,432,220; aggregate amount beneficially owned 2,432,220 (4.9% of the class)
  Comment: *SEE INSTRUCTIONS BEFORE FILLING OUT
  **SEE ITEM 4(b).
- Moez Kassam: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 2,432,220; sole dispositive power 0; shared dispositive power 2,432,220; aggregate amount beneficially owned 2,432,220 (4.9% of the class)
  Comment: *SEE INSTRUCTIONS BEFORE FILLING OUT
  **SEE ITEM 4(b).

## Item 1. Issuer
Name of issuer: 22nd Century Group, Inc.
Address of issuer's principal executive offices: 321 Farmington Road, Mocksville, NC, 27028

## Item 2. Person Filing
Name of person filing: Anson Funds Management LP, Anson Management GP LLC, Mr. Tony Moore, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam
Address of principal business office or, if none, residence:
For Anson Funds Management LP, Anson Management GP LLC and Mr. Moore:

16000 Dallas Parkway, Suite 800
Dallas, Texas 75248

For Anson Advisors Inc., Mr. Nathoo and Mr. Kassam:

181 Bay Street, Suite 4200
Toronto, ON
M5J 2T3
Citizenship: Anson Funds Management LP is a limited partnership organized under the laws of the State of Texas. Anson Management GP LLC is a limited liability company organized under the laws of the State of Texas. Mr. Moore is a United States citizen. Anson Advisors Inc. is a corporation organized under the laws of Ontario, Canada. Mr. Nathoo and Mr. Kassam are each Canadian citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: A non-U.S. institution that is the functional equivalent of any of the institutions listed in 240.13d-1 (b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution.

## Item 4. Ownership
Amount beneficially owned:
(a) Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam are the beneficial owners of 2,432,220 shares of Common Stock held by the Fund.

..
Percent of class: (c) Anson Funds Management LP and Anson Advisors Inc., as the co-investment advisors to the Fund, may direct the vote and disposition of the 2,432,220 shares of Common Stock held by the Fund. Anson Management GP LLC, as the general partner of Anson Funds Management LP, may direct the vote and disposition of the 2,432,220 shares of Common Stock held by the Fund. As the principal of Anson Funds Management LP and Anson Management GP LLC, Mr. Moore may direct the vote and disposition of the 2,432,220 shares of Common Stock held by the Fund. Mr. Nathoo and Mr. Kassam, each as a director of Anson Advisors Inc., may direct the vote and disposition of the 2,432,220 shares of Common Stock held by the Fund.
Sole power to vote or to direct the vote: (b) Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam are the beneficial owners of 4.9% of the outstanding shares of Common Stock. This percentage is determined by dividing 2,432,220 by 48,741,889, which is the sum of: (i) 46,359,227 shares of Common Stock issued and outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 12, 2024; and (ii) 2,382,662, the number of shares of Common Stock receivable by the Fund upon exercise of the Warrants.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See description regarding the Fund in the introduction, which is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See description of control persons of Anson Funds Management LP and Anson Advisors Inc. in the introduction, which is incorporated by reference herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [Enter the name of your institutional investor here] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

For Anson Advisors Inc.:

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to portfolio managers and exempt market dealers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Anson Funds Management LP: /s/ Tony Moore, Tony Moore, Manager (02/14/2025)
- Anson Management GP LLC: /s/ Tony Moore, Tony Moore Manager (02/14/2025)
- Tony Moore: /s/ Tony Moore, Tony Moore (02/14/2025)
- Anson Advisors Inc.: /s/ Amin Nathoo, Amin Nathoo Director (02/14/2025)
- Anson Advisors Inc.: /s/ Moez Kassam, Moez Kassam Director (02/14/2025)
- Amin Nathoo: /s/ Amin Nathoo, Amin Nathoo (02/14/2025)
- Moez Kassam: /s/ Moez Kassam, Moez Kassam (02/14/2025)